UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 22, 2023

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street, NE, Atlanta, GA 30308

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

Item 4.	Changes in Issuer’s Certifying Accountant

Previously reported with our Form 1-U on May 19, 2023.

On May 22, 2023, our previously engaged principal accountant BF Borgers CPA PC (“BFB”) furnished us with a letter addressed to the SEC stating whether it agrees with the statements in our previously filed Form 1-U dated on May 19, 2023. This letter is hereby filed with this Form 1-U as Schedule A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Jason Armstrong
Name:	Jason Armstrong
Title:	Manager of General Partner

Date 05/24/2023

Schedule A: Letter to SEC from BFB

BF Borgers CPA PC Certified Public Accountants	5400 W Cedar Ave Lakewood, CO 80226 Telephone: 303.953.1454 Fax: 303.945.7991

May 22, 2023

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re: UC Asset LP

Ladies and Gentlemen:

We have read the statements under item 4.01 in the Form 1-U dated May 4, 2023, of UC Asset LP (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm. We have no basis to, and therefore, do not agree or disagree with the other statements made by the Company in the Form 1-U.

Sincerely,

(s)BF Borgers CPA PC

BF Borgers CPA PC

Certified Public Accountants

Lakewood, CO